14040212

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-65857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN LIGHTS DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17605 Wright Street
(No. and Street)

Omaha (City) NE (State) 68130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Daniel Applegarth 402-492-1731 x7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) NE (State) 68102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/28

OATH OR AFFIRMATION

I, **M. DANIEL APPLEGARTH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NORTHERN LIGHTS DISTRIBUTORS, LLC** (the "Company"), for the year ended December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Subscribed and sworn before me in my presence this 26 day of February, a Notary Public in and for the County of Douglas, State of Nebraska

Sheila Krakowski

(signature) Notary Public

My Commission Exp. April 16, 2017.

General Notary - State of Nebraska
SHEILA D. KRAKOWSKI
My Comm. Exp. April 16, 2017.

M. Daniel Applegarth

Signature

Treasurer/FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital..
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (internal control letter).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHERN LIGHTS DISTRIBUTORS, LLC

VIA UPS OVERNIGHT

February 28, 2014

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re: Northern Lights Distributors, LLC Audited Financial Statements

To Whom It May Concern,

Enclosed please find two confidential and one public copy of the Audited Financial Statements for Northern Lights Distributors, LLC. Should you have any questions, please do not hesitate to contact me directly.

Sincerely,

Mike Nielsen
Chief Compliance Officer
Northern Lights Distributors, LLC

Enclosure: Northern Lights Distributors, LLC Audited Financial Statements

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NorthStar Financial Services Group, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CASH	$ 1,086,318
ACCOUNTS RECEIVABLE — Net of allowance for doubtful accounts of $21,054	4,043,228
RECEIVABLES FROM AFFILIATES	59,094
PROPERTY AND EQUIPMENT AT COST — Net of accumulated depreciation and amortization of $18,117	17,905
OTHER ASSETS	47,466
TOTAL	$ 5,254,011

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 73,200
Commissions payable	3,800,815
Due to affiliate	153,962
Total liabilities	4,027,977
COMMITMENTS AND CONTINGENCIES (See Note 4)	
MEMBER'S EQUITY	1,226,034
TOTAL	$ 5,254,011

See notes to financial statements.